UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35646 / June 18, 2025

In the Matter of

VISTA CREDIT BDC MANAGEMENT, L.P.
VISTA CREDIT STRATEGIC LENDING CORP.
Four Embarcadero Center, 20th Floor
San Francisco, California 94111

(812-15756)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Vista Credit BDC Management, L.P., and Vista Credit Strategic Lending Corp. filed an
application on April 15, 2025, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the
Act. The order permits certain registered closed-end management investment companies that
have elected to be regulated as business development companies to issue multiple classes of
shares with varying sales loads and asset-based distribution and/or service fees.

On May 21, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35603). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Vista Credit BDC Management, L.P., and Vista Credit Strategic Lending Corp. (File No. 812-15756),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.